Exhibit (h)(3)

HARBOURVEST PRIVATE INVESTMENTS FUND

DISTRIBUTION AND SERVICING PLAN

Adopted: February 4, 2025

As revised: June 23, 2026

This Distribution and Servicing Plan (the “Plan”) has been adopted on a voluntary basis in conformity with Rule 12b-1 (the “Rule”) under the Investment Company Act of 1940, as amended (the “1940 Act”), by HarbourVest Private Investments Fund, a Delaware statutory trust (the “Fund”), with respect to its classes of shares of beneficial interest (each, a “Class”) listed on Appendix A, as amended from time to time, subject to the terms and conditions set forth herein.

The Fund intends to utilize exemptive relief from the Securities and Exchange Commission permitting continuously-offered registered closed-end management investment companies that provide periodic liquidity through tender offers for which the Fund’s investment adviser, HarbourVest Registered Advisers L.P., or its affiliates act as investment adviser to issue multiple classes of shares with varying sales loads and asset based service and/or distribution fees, and such exemptive relief requires as a condition that the Fund adopt a plan as if the Fund were subject to the Rule.

1.	Distribution and Servicing Fees

The Fund may pay to Paralel Distributors LLC (the “Distributor”), in its capacity as principal underwriter of the Fund’s shares of beneficial interest, or to brokers, other financial institutions (which may include banks) or other industry professionals that enter into a distribution, underwriting, selling or service agreement with respect to a Class (each, a “Selling Agent”) with respect to and at the expense of each Class listed on Appendix A, an ongoing distribution and shareholder servicing fee (the “Distribution and Servicing Fee”), such fee to be paid at the rate per annum of the aggregate net asset value (“NAV”) as of the last business day of each applicable month of the Class specified with respect to such Class under the column “Distribution and Servicing Fee” on Appendix A. The Fund is authorized to engage in the activities listed herein either directly or through other entities.

With respect to the fees payable by each Class, the Distribution and Servicing Fees for a Class may be used by the Distributor or Selling Agents for expenses related to that Class, including without limitation: (a) costs of printing and distributing the Fund’s prospectuses, statements of additional information and reports to prospective investors in the Fund; (b) costs involved in preparing, printing and distributing sales literature pertaining to the Fund and reports for persons other than existing shareholders; (c) an allocation of overhead and other branch office distribution-related expenses of the Distributor or a Selling Agent; (d) payments made to, and expenses of, the Distributor or a Selling Agent (including on behalf of its financial consultants) and other persons who provide support or personal services to Fund shareholders in connection with the distribution of the Fund’s shares, including but not limited to, office space and equipment, communication facilities, shareholder liaison services (including responding to inquiries from Fund shareholders and providing shareholders with information about their investments in the Fund) and answering routine inquiries regarding the Fund and its operations, processing shareholder transactions, promotional, advertising or marketing activity, sub-transfer agency, sub-accounting, recordkeeping and other administrative services (in excess of ordinary payments made to the Fund’s transfer agent or other recordkeeper), obtaining shareholder information and providing information about the Fund, asset allocation services, compensating sales personnel, maintaining and servicing shareholder accounts (including the payment of a continuing fee to financial consultants); and (e) interest-related expenses, or the cost of capital associated with, the financing of any of the foregoing. Payments of the Distribution and Servicing Fee will be made without regard to expenses actually incurred.

The Distribution and Servicing Fee for a particular Class (i) that may be used by the Selling Agent to cover expenses primarily intended to result in the sale of shares of that Class, including, without limitation, payments to Selling Agents and other persons as compensation for the sale of the shares (including payments that may be deemed to be selling concessions or commissions) may not exceed the maximum amount, if any, as may from time to time be permitted for such services under the Financial Industry Regulatory Authority (“FINRA”) Conduct Rule 2341 or any successor rule, in each case as amended or interpreted by FINRA (“Rule 2341”), (ii) that may be used by a Selling Agent to cover expenses primarily intended for personal service and/or maintenance of shareholder accounts may not exceed the maximum amount, if any, as may from time to time be permitted for such services under Rule 2341 and (iii) may be used by the Selling Agent to pay for sub-transfer agency, sub-accounting and certain other administrative services that are not required to be paid pursuant to a “service fee” under FINRA Rule 2341. The Selling Agent may retain portions of the Distribution and Servicing Fees in excess of its expenses incurred.

It is recognized that the Fund’s investment adviser (the “Adviser”), any sub-adviser (“Sub-Adviser”), principal underwriter, a Selling Agent, or an affiliate of the foregoing may use its management or advisory fee revenues, past profits or its resources from any other source, to make payments to a Selling Agent or any other entity with respect to any expenses incurred in connection with the distribution or marketing and sales of the Fund’s shares, including the activities referred to above. Notwithstanding any language to the contrary contained herein, to the extent that any payments made by the Fund to its Adviser, Sub-Adviser, or any affiliate thereof, including payments made from such Adviser, Sub-Adviser, or affiliate’s management or advisory fee or administrative fee or payments made for shareholder services should be deemed to be indirect financing of any activity primarily intended to result in the sale of Fund shares within the context of the Rule, then such payments shall be deemed to be authorized by this Plan but shall not be subject to the limitations set forth in Section 1.

It is further recognized that the Fund will enter into normal and customary custodial, transfer agency, recordkeeping and dividend disbursing agency and other service provider arrangements, and make separate payments under the terms and conditions of those arrangements. These arrangements shall not ordinarily be deemed to be a part of this Plan.

2.	Transaction Fees; Sales Charges; Establishment Costs

It is understood that, under certain circumstances, as disclosed in the Fund’s prospectus, an initial sales charge may be paid by investors who purchase Fund shares, and the Fund may pay to the Distributor and/or Selling Agents, or the Fund may permit such persons to retain, as the case may be, such sales charge as full or partial compensation for their services in connection with the sale of Fund shares. Investors in a Class of Fund shares will pay the initial sale charge shown in Appendix A as applicable to such Class of shares. New Classes of shares of the Fund may charge an initial sales charge. In addition, as disclosed in the Fund’s prospectus, investors who purchase certain Fund shares may be directly charged by a Selling Agent for transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as such Selling Agent may determine; provided that such Selling Agent limits such charges as described in the Fund’s prospectus, if any. In addition for the avoidance of doubt, the Fund may pay establishment costs, diligence costs and other platform set up costs to Selling Agent in connection with their onboarding process.

3.	Calculation and Payment of Fees

The amount of the Distribution and Servicing Fee payable with respect to each Class listed on Appendix A will be calculated at the rate per annum of the aggregate NAV as of the last business day of each applicable month, payable monthly in arrears, at the applicable annual rates indicated on Appendix A. The Distribution and Servicing Fee will be calculated and paid separately for each Class.

4.	Approval of Plan

The Plan will become effective, as to any Class (including any Class not currently listed on Appendix A), upon the later of (such date, the “Effective Date”):

(a) its approval by (i) a majority of the Board of Trustees, including a majority of the Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Qualified Trustees”), pursuant to a vote cast in person at a meeting called for the purpose of voting on the approval of the Plan, and (ii) with respect to Section 1 of the Plan only, if the Plan is adopted for a Class after any public offering of shares of the Class or the sale of shares of the Class to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters, a majority of the outstanding voting securities (as defined in the 1940 Act) of such Class, and

(b) the Fund’s initial registration statement on Form N-2 being declared effective by the Securities and Exchange Commission.

5.	Continuance of the Plan

The Plan will continue in effect with respect to a Class for one year from the Effective Date, and from year to year thereafter indefinitely so long as such continuance is specifically approved at least annually by the Fund’s Board of Trustees in the manner described in Section 4(a) above.

6.	Implementation

All agreements with any person relating to implementation of this Plan with respect to any Class shall be in writing, and any agreement related to this Plan with respect to any Class shall provide: (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Trustees or by a majority vote of the outstanding voting securities of the relevant Class, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

For the purposes of this Agreement, the “affirmative vote of a majority of the outstanding shares” of a Fund means the affirmative vote, at a duly called and held meeting of shareholders of the Fund, (a) of the holders of 67% or more of the shares of the Fund present (in person or by proxy) and entitled to vote at the meeting, if the holders of more than 50% of the outstanding shares of the Fund entitled to vote at the meeting are present in person or by proxy or (b) of the holders of more than 50% of the outstanding shares of the Fund entitled to vote at the meeting, whichever is less. For the purposes of this Agreement, the terms “interested person” and “assignment” have their respective meanings defined in the 1940 Act, subject, however, to the Rules and Regulations under the 1940 Act and any applicable guidance or interpretation of the Securities and Exchange Commission or its staff; and the term “approve at least annually” will be construed in a manner consistent with the 1940 Act and the Rules and Regulations under the 1940 Act and any applicable guidance or interpretation of the Securities and Exchange Commission or its staff.

7.	Termination

This Plan may be terminated at any time with respect to any Class by vote of a majority of the Qualified Trustees, or by a majority vote of the outstanding voting securities of the relevant Class.

8.	Amendments

The Plan may not be amended with respect to any Class so as to increase materially the amount of the Distribution and Servicing Fee described in Section 1 above with respect to such Class without approval in the manner described in Section 4(a)(ii) above, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 4(a)(i) above.

9.	Selection of Certain Trustees

While the Plan is in effect, the selection and nomination of the Fund’s Trustees who are not “interested persons” (as defined in the 1940 Act) of the Fund will be at the discretion of the Trustees then in office who are not “interested persons” (as defined in the 1940 Act) of the Fund.

10.	Written Reports

While the Plan is in effect, the Fund’s Board of Trustees will receive, and the Trustees will review, at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

11.	Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 10 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of the Plan, agreement or report.

12.	Severability

The provisions of the Plan are severable for each Class covered by this Plan, and actions taken with respect to the Plan in conformity with the Rule will be taken separately for each such Class.

13.	Governing Law

This plan will be construed in accordance with the internal laws of the State of Delaware and the applicable provisions of the 1940 Act.

APPENDIX A TO DISTRIBUTION AND SERVICING PLAN

HARBOURVEST PRIVATE INVESTMENTS FUND

Class of Shares of Beneficial Interest	Maximum Sales Charge	Distribution and Servicing Fee[1]
Class A Shares	3.50%	0.75%
Class D Shares	None	0.25%
Class I Shares	None	None

[1]

Expressed as an annual rate, based on the aggregate net assets of the applicable Class of the Fund. Holders of Class I shares are not charged transaction or other fees, including upfront placement fees or brokerage commissions by any Selling Agent, which fees may be directly charged by a Selling Agent to holders of Class A and Class D shares.